Exhibit 99.3

This share exchange is made for the securities of a Japanese company. The share exchange is subject to disclosure requirements of Japan that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with Japanese accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under U.S. federal securities laws, since the issuer is located in Japan, and some or all of its officers and directors may be residents of Japan. You may not be able to sue a Japanese company or its officers or directors in a Japanese court for violations of U.S. securities laws. It may be difficult to compel a Japanese company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the issuer may purchase securities otherwise than under the share exchange, such as in open market or privately negotiated purchases.

This document has been translated from the Japanese-language original for reference purposes only. While this English translation is believed to be generally accurate, it is subject to, and qualified by, in its entirety, the Japanese-language original. Such Japanese-language original shall be the controlling document for all purposes.

NEWS Release

Sumitomo Rubber Industries, Ltd.

No.2017-84

Issued on August 29, 2017

RE: Integration of Sumitomo Rubber Group’s Sports Business

Sumitomo Rubber Industries, Ltd. (President: Ikuji Ikeda) (“SRI”) resolved at the meeting of its board of directors held today to integrate Sumitomo Rubber Group’s sports business by way of mergers between SRI and Dunlop Sports Co. Ltd. (President: Kazuo Kinameri), which is SRI’s sports business subsidiary (“DSP”), and between SRI and Dunlop International Company Limited (President: Hidekazu Nishiguchi), which engages in the overseas “DUNLOP” brand sporting goods business and licensing business, etc. (“DICL”), respectively.

The merger between DSP and SRI will be conducted on January 1, 2018 by way of allotting to shareholders of DSP 0.784 shares of common stock of SRI* for each share of common stock of DSP. In addition, the merger between SRI and DICL (a joint venture of SRI and DSP), will be conducted by way of SRI firstly acquiring DSP’s equity (33.3%) in DICL shares and making DICL a wholly-owned company of SRI on December 28, 2017, and then by conducting such merger on January 1, 2018.

SRI also resolved at the meeting of its board of directors held today concerning the acquisition of treasury shares, in order to allot the same to shareholders of DSP. The acquisition period shall commence on September 8, 2017 and end on December 22, 2017. The upper limit of the total number of shares to be acquired shall be 9,100,000 shares and the upper limit of the total amount of the value of shares acquired shall be 21,000 million yen.

The integration of the said sports business shall be conducted in order to utilize SRI’s financial power and management resources, such as the Materials and Research Department, as well as to utilize DSP’s human resources who are well-versed in the sports business and management resources, to enhance the value of the “DUNLOP” brand and the expansion of the sports business.

The sports business after the integration will continue DSP’s corporate philosophy of “enriching the sporting lives of customers,” will add the “DUNLOP” brand, which has become available for global expansion, to brands such as “XXIO,” “SRIXON” and “Cleveland Golf” that have already been cultivated, and will expand the business fields available, such as through expanded areas and items handled. Further, the sports business after the integration will increase its presence in the sports industry by way of accelerating the expansion of the sports business through brand investment by taking advantage of the management resources of Sumitomo Rubber Group. In addition, the enhancement in the value of the “DUNLOP” brand through the sports business will also be beneficial for expansion and development of the tire business whose main brand is the same, i.e., “DUNLOP” and will also contribute to achieving Sumitomo Rubber Group’s long-term vision, i.e., “VISION2020”.

For more details about this release, please refer to the Exhibits “Announcement concerning Integration of Sumitomo Rubber Group’s Sports Business through Entry into Merger Agreements between Sumitomo Rubber Industries, Ltd. and Dunlop Sports Co. Ltd., and between Sumitomo Rubber Industries, Ltd. and Dunlop International Company Limited” as well as “Announcement concerning Decision on Matters relating to Acquisition of Treasury Shares”.

*	In the case of a material change in the various conditions on which the calculation is based, the merger ratio may be subject to change upon consultation between SRI and DSP.

- End -

Sumitomo Rubber Group

[Chart of Capital Relationship among SRI, DSP and DICL before Merger]

Sumitomo Rubber Industries, Ltd.
33.3 % contributions
Dunlop International Company Limited
(Established in February 2017)
Dunlop Sports Co. Ltd.
Established in July 2003
Listed on the First Section of the Tokyo Stock Exchange in October 2006
Core company in the sports business:
Expanding golf products (“XXIO”; “SRIXON” and “Cleveland Golf”), tennis products (“DUNLOP” and “SRIXON”), and the wellness business, etc.
66.7 % contributions
60.38 % contributions
Management of the overseas “DUNLOP” trademark rights acquired in April as well as the expansion of the “DUNLOP” brand sporting goods business and licensing business